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CI Financial Reports Financial Results for the Third Quarter of 2022

•Diluted EPS of $0.08, adjusted EPS1 of $0.73
•EBITDA of $117.1 million, adjusted EBITDA1 of $237.5 million
•Operating cash flow of $64.8 million, free cash flow1 of $151.5 million
•Total assets of $338.0 billion, up 1.3% over Q2 and up 7.9% year-over-year
•Repurchased 5.6 million shares for $79.8 million
•Paid quarterly dividend of $0.18 a share, totalling $34.6 million
•Acquired two RIAs in October, adding $17.9 billion in assets and increasing U.S. wealth management assets to approximately $167.8 billion

All financial amounts in Canadian dollars at September 30, 2022, unless stated otherwise. Financial amounts for the quarter are unaudited.

TORONTO (November 10, 2022) – CI Financial Corp. (“CI”) (TSX: CIX, NYSE: CIXX) today released financial results for the quarter ended September 30, 2022.

“CI continues to produce exceptional results in the face of difficult and turbulent market conditions,” said Kurt MacAlpine, CI Chief Executive Officer. “This performance is a result of CI’s transformation over the last three years into a larger, more diversified firm with more resilient and stable revenues and earnings power. At the same time, we continue to be disciplined in managing expenses, with comparable selling, general and administrative expenses declining from the previous quarter despite heightened inflationary pressures.

“In asset management, CI’s Canadian retail businesses had net sales of $0.6 billion – an impressive achievement given the challenging markets,” Mr. MacAlpine said. “This compares to net redemptions of $11.8 billion for the overall Canadian investment fund industry.

“This strength stems from the meaningful changes we have made to our asset management business, including transitioning from a legacy multi-boutique investment team model to a single, fully integrated modern asset management platform, significantly improving relative investment performance, building a more robust and diverse product lineup, and changing our approach to distribution and marketing.

“Our Canadian wealth management business continues to experience strong net flows, reflecting the quality of our advisory businesses and illustrating how investors seek out the most qualified and credible advisors during challenging market and economic environments,” Mr. MacAlpine said. “We have made a major investment in building out capacity at CI Investor Services and are on track to convert over $14 billion in client assets to the CIIS custody platform in the first half of next year, enhancing the service experience for our advisors and driving revenue growth at the firm.

“The growth and development of CI Private Wealth US continues at a robust pace. We recently completed the acquisitions of two high-quality, established RIAs, adding a combined US$13.0 billion in assets to our firm and significantly expanding our presence in the ultra-high-net-worth market in the Northeast. CIPW has hired a highly experienced chief operating officer in Lennie Gullan, who will lead the development of a harmonized operating platform with expanded capabilities and services across our U.S. business.

“We continue to prepare for an IPO of the U.S. wealth management business and will submit a Form S-1 to the Securities and Exchange Commission this month,” Mr. MacAlpine said.

CI also announced that it intends to delist its shares from the New York Stock Exchange at, or prior to, the IPO of the U.S. wealth management business such that it will trade exclusively on the Toronto

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Stock Exchange, while the U.S. business will trade exclusively on a U.S. exchange. The decision aligns the listings with the primary operational location of each business.

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Operating and financial data highlights

[millions of dollars, except share amounts]	As of and for the quarters ended
	Sep. 30, 2022	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021
Total AUM and Client Assets:
Asset Management AUM	114,196	116,065	136,271	144,247	139,380
Canada Wealth Management assets	73,976	74,128	78,957	80,633	76,859
U.S. Wealth Management assets	149,841	143,520	145,768	151,339	96,974
Total assets	338,014	333,712	360,996	376,219	313,213

Asset Management Net Inflows:
Retail	640	(381)	(861)	142	684
Institutional	(21)	(3,203)	(264)	(331)	(126)
Australia	(377)	(122)	(305)	82	159
Closed Business	(129)	(160)	(203)	(195)	(146)
U.S. Asset Management	(38)	(195)	402	260	250
Total	75	(4,060)	(1,231)	(42)	821

IFRS Results
Net income attributable to shareholders	14.9	156.2	138.1	123.7	43.8
Diluted earnings per share	0.08	0.81	0.70	0.62	0.22
Pretax income	37.8	219.0	185.8	175.1	82.4
Pretax margin	7.4%	38.6%	29.3%	28.3%	15.9%
Operating cash flow before the change in operating assets and liabilities	64.8	141.2	207.7	179.2	135.2

Adjusted Results
Adjusted net income	135.9	149.1	166.8	171.0	159.2
Adjusted diluted earnings per share	0.73	0.78	0.85	0.86	0.79
Adjusted EBITDA	237.5	251.0	272.9	277.2	258.1
Adjusted EBITDA margin	43.0%	44.5%	46.5%	47.7%	47.0%
Free cash flow	151.5	176.4	201.6	187.1	180.9

Average shares outstanding	185,601,752	191,151,896	196,111,771	196,816,227	199,321,002
Ending shares outstanding	183,526,499	189,037,762	192,987,082	197,422,270	197,443,135

Total debt	3,949	3,688	3,530	3,776	3,408
Net debt	3,730	3,538	3,352	3,453	2,655
Net debt to adjusted EBITDA	4.0	3.5	3.0	3.1	2.6
1.Free cash flow, net debt, adjusted net income, adjusted earnings per share and adjusted EBITDA are not standardized earnings measures prescribed by IFRS. For further information, see “Non-IFRS Measures” note below.

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Financial highlights
Net income declined to $14.9 million in the quarter from $156.2 million in the second quarter. Excluding non-operating items, adjusted net income declined to $135.9 million in the quarter from $149.1 million in the second quarter of 2022 due to lower revenues as a result of the decline in global financial asset values.

Third quarter total net revenues declined 9.4% to $513.6 million in the quarter from $566.7 million in the second quarter of 2022. Excluding non-operating items, adjusted total net revenue fell 1.8% to $587.5 million, primarily driven by lower revenues from the Asset Management segment due to lower average AUM.
Third quarter total expenses increased 36.9% to $475.8 million in the quarter from $347.7 million in the second quarter of 2022. Excluding non-operating items, adjusted total expenses were up 0.6% to $388.2 million, reflecting disciplined cost controls in a challenging operating environment, offset by the full quarter impact of acquisitions that closed during the second quarter.

Capital allocation
In the third quarter of 2022, CI repurchased 5.6 million shares at a cost of $79.8 million, for an average cost of $14.21 per share, and paid $34.6 million in dividends at a rate of $0.18 per share.

The Board of Directors declared a quarterly dividend of $0.18 per share, payable on April 14, 2023 to shareholders of record on March 31, 2023. The annual dividend rate of $0.72 per share represented a yield of 5.3% on CI’s closing share price of $13.55 on November 9, 2022.

Third quarter business highlights
•CI entered into a long-term strategic partnership with CGI, one of the world’s largest business and IT consulting firms, under which CGI will transform CI’s Canadian investment fund transfer agency operations into an industry-leading platform with enhanced capabilities. Under the agreement, CGI has assumed responsibility for managing CI’s proprietary transfer agency platform and related technology, operations and client services functions. As part of the partnership, CGI retained members of CI’s IT, operations and client services groups, who continue to support CI’s business at CGI.
•Reflecting CI’s strategic priority of modernizing its asset management business, CI Global Asset Management (“CI GAM”) continued its active pace of product innovation and development. CI GAM launched four new mandates during the third quarter focused on areas with high growth potential, including real assets, alternatives, and ESG. The new mandates were CI Auspice Broad Commodity ETF, CI Alternative Multi-Strategy Fund, CI Global Sustainable Infrastructure Fund and CI Global Green Bond Fund, with the latter two offered in both mutual fund and ETF series.

Following quarter-end:

•CI completed the acquisitions of two registered investment advisor (“RIA”) firms in October, adding a combined total of approximately $17.9 billion in assets to CI Private Wealth US and increasing CI’s total U.S. wealth management assets to approximately $167.8 billion. They included:
oThe Boston-based team and assets of Eaton Vance WaterOak Advisors (formerly Eaton Vance Investment Counsel). The team, which has been named CI Eaton Private Wealth, oversees $13.2 billion in client assets, primarily focused on serving ultra-high-net-worth families in New England with comprehensive wealth planning and investment management services.
oInverness Counsel, LLC, a New York City-based RIA managing $4.8 billion and specializing in holistic financial and estate planning and investment advisory for a client base comprised of ultra-high-net-worth families. The firm has been rebranded CI Inverness Private Wealth.
•Leonard “Lennie” Gullan joined CI Private Wealth US as Executive Vice President and Chief Operating Officer, effective October 1, 2022. In this role, Mr. Gullan oversees the U.S. business’s daily operations, trading and technology, and leads the firm’s initiatives to integrate and transform operations, platforms and technologies across the CIPW businesses. He also assists in developing

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the firm’s strategic direction and identifying and evaluating acquisition opportunities. Mr. Gullan joins CIPW from Citadel, where he was a Managing Director and held a variety of senior leadership positions, including COO of Global Equities, and Chief Technology Officer and COO of Core Engineering. Most recently, he was responsible for leading Citadel’s strategic and transformational objectives. Prior to Citadel, he worked at McKinsey & Company, where he consulted for asset and wealth managers on a variety of strategic and M&A related topics. He is a graduate of the University of North Carolina at Chapel Hill and holds an MBA from the University of Chicago Booth School of Business.
•Several CI financial advisors in the United States and Canada were recognized in prestigious industry rankings:
oSeven CIPW US advisory teams were named to the Barron’s 2022 list of Top 100 RIA Firms. They included: CI BDF Private Wealth, CI Eaton Private Wealth, Dowling & Yahnke Wealth Advisors, Gofen and Glossberg, RegentAtlantic, RGT Wealth Advisors, and CI Segall Bryant & Hamill Private Wealth. In addition, Daniel Roe of Budros Ruhlin Roe was named to the Barron’s list of Top 100 Independent Advisors.
oThree advisory teams were named to the 2022 Forbes/SHOOK list of Top RIAs: CI Barrett Private Wealth, CI BDF Private Wealth, and RGT Wealth Advisors.
oTwo advisors with CI Assante Wealth Management were named to the Globe and Mail’s list of Canada’s Top Wealth Advisors for 2022, a ranking developed by SHOOK Research, LLC. The advisors are Peter Pomponio of Dorval, Quebec, and Rob McClelland of Thornhill, Ontario.
•On November 1, 2002, CI GAM introduced two new global fixed-income mandates, providing Canadian investors with additional options for income and diversification: CI Global Investment Grade ETF and CI Global Bond Currency Neutral Fund, available in both mutual fund and ETF series.

Analysts’ conference call
CI will hold a conference call with analysts today at 9:00 a.m. EST, led by Chief Executive Officer Kurt MacAlpine and Chief Financial Officer Amit Muni. A live webcast of the call and slide presentation can be accessed here, or through the Investor Relations section of CI’s website.

Alternatively, investors may listen to the discussion through the following numbers (access code: 442598):
•Canada toll-free: 1-833-950-0062
•United States toll-free: 1-844-200-6205
•United States (New York local): 1-646-904-5544
•All other locations: 1-929-526-1599.

A recording of the webcast will be archived on CI’s Investor Relations site.

About CI Financial
CI Financial Corp. is a diversified global asset and wealth management company operating primarily in Canada, the United States and Australia. Founded in 1965, CI has developed world-class portfolio management talent, extensive capabilities in all aspects of wealth planning, and a comprehensive product suite.

CI operates in three segments:

•Asset Management, which includes the operations of CI Global Asset Management and Australia-based GSFM Pty Ltd.
•Canadian Wealth Management, which includes the operations of CI Assante Wealth Management, Aligned Capital Partners, CI Private Wealth (Canada), Northwood Family Office, CI Direct Investing and CI Investment Services.
•U.S. Wealth Management, which includes CI Private Wealth US, a national network of best-in-class wealth management teams.

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CI is headquartered in Toronto and listed on the Toronto Stock Exchange (TSX: CIX) and the New York Stock Exchange (NYSE: CIXX). To learn more, visit CI’s website or LinkedIn page.

Barron’s publishes the Top RIA Firms and Top 100 Independent Advisors rankings every year. Advisors who wish to be ranked fill out a 102-question survey about their practice. Barron’s applies its rankings formula to the data to generate a ranking. The formula features three major categories of calculations: (1) Assets (2) Revenue (3) Quality of practice. In each of those categories, Barron’s does multiple subcalculations. Barron’s also considers a wide range of qualitative factors, including the advisors’ experience, their advanced degrees and industry designations, the size, shape, and diversity of their teams, their charitable and philanthropic work and, of course, their compliance records. For more information, visit Barron’s.

The Forbes ranking of America’s Top RIA Firms, developed by SHOOK Research, is based on an algorithm of qualitative criteria, mostly gained through telephone, virtual and in-person due diligence interviews, and quantitative data. The algorithm weighs factors like revenue trends, assets under management, compliance records, industry experience and those that encompass best practices and approach to working with clients. Portfolio performance is not a criterion due to varying client objectives and lack of audited data. Neither Forbes nor SHOOK receive a fee in exchange for rankings. A full description of SHOOK’s methodology is available here.
The Globe and Mail’s ranking of Canada’s Top Wealth Advisors was developed by SHOOK Research. Advisors are ranked based on the results of data provided during the nomination and research periods. The algorithm is based on a methodology that includes qualitative elements such as in-person, virtual and telephone due-diligence meetings that measure best practices, plus a review of compliance records. It also includes quantitative measures, such as client retention, industry experience and growth rates. Investment performance is not a criterion because client objectives and risk tolerance vary, and advisors rarely have audited performance reports. Advisors are nominated by their firms. Firms do not have any influence or impact on if or where advisors are ranked in Canada’s Top Wealth Advisors program. Neither the Globe and Mail nor SHOOK Research receive compensation in exchange for placement on the ranking. This year’s nomination and research periods took place between February and July 2022. For more information, please see www.SHOOKresearch.com. SHOOK is a registered trademark of SHOOK Research, LLC.
Commissions, trailing commissions, management fees and expenses all may be associated with an investment in mutual funds and exchange-traded funds (ETFs). Please read the prospectus before investing. Important information about mutual funds and ETFs is contained in their respective prospectus. Mutual funds and ETFs are not guaranteed; their values change frequently, and past performance may not be repeated. You will usually pay brokerage fees to your dealer if you purchase or sell units of an ETF on recognized Canadian exchanges. If the units are purchased or sold on these Canadian exchanges, investors may pay more than the current net asset value when buying units of the ETF and may receive less than the current net asset value when selling them.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition and its intention to conduct an IPO of its US wealth management business. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control.  Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that CI will proceed with the IPO, that all outstanding acquisitions will be completed and their asset levels will remain stable, that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, the risk that the IPO may not occur in its expected timeframe or at all, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

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This communication is provided as a general source of information and should not be considered personal, legal, accounting, tax or investment advice, or construed as an endorsement or recommendation of any entity or security discussed. Individuals should seek the advice of professionals, as appropriate, regarding any particular investment. Investors should consult their professional advisors prior to implementing any changes to their investment strategies.

CI Global Asset Management is a registered business name of CI Investments Inc.

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CONSOLIDATED STATEMENT OF INCOME
For the three-month period ended September 30
	2022	2021
[in thousands of Canadian dollars, except per share amounts]	$	$
REVENUE
Canada asset management fees	386,734	460,928
Trailer fees and deferred sales commissions	(119,229)	(143,401)
Net asset management fees	267,505	317,527
Canada wealth management fees	129,189	132,467
U.S. wealth management fees	164,071	108,100
Other revenues	26,649	11,158
Foreign exchange (losses)	(73,897)	(50,264)
Other gains (losses)	102	(1,102)
Total net revenues	513,619	517,886

EXPENSES
Selling, general and administrative	245,574	201,897
Advisor and dealer fees	98,293	103,367
Interest and lease finance	38,575	31,604
Amortization and depreciation	12,975	10,341
Amortization of intangible assets from acquisitions	27,725	16,420
Transaction, integration, restructuring and legal settlements	13,089	3,937
Change in fair value of contingent consideration	22,466	61,423
Other	17,094	6,495
Total expenses	475,791	435,484
Income before income taxes	37,828	82,402

Provision for (recovery of) income taxes
Current	47,882	47,039
Deferred	(24,413)	(10,072)
	23,469	36,967
Net income (loss) for the period	14,359	45,435
Net income (loss) attributable to non-controlling interests	(523)	1,601
Net income (loss) attributable to shareholders	14,882	43,834
Basic earnings per share attributable to shareholders	$0.08	$0.22
Diluted earnings per share attributable to shareholders	$0.08	$0.22

Other comprehensive income, net of tax
Exchange differences on translation of foreign operations	60,858	34,463
Total other comprehensive income, net of tax	60,858	34,463
Comprehensive income for the period	75,217	79,898
Comprehensive income attributable to non-controlling interests	2,024	2,471
Comprehensive income attributable to shareholders	73,193	77,427

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CONSOLIDATED BALANCE SHEET
	As at	As at
	September 30, 2022	December 31, 2021
[in thousands of Canadian dollars]	$	$
ASSETS
Current
Cash and cash equivalents	220,438	230,779
Client and trust funds on deposit	1,383,306	1,199,904
Investments	37,590	131,772
Accounts receivable and prepaid expenses	276,884	272,962
Income taxes receivable	25,994	3,607
Total current assets	1,944,212	1,839,024
Capital assets, net	56,747	52,596
Right-of-use assets	145,762	142,606
Intangibles	6,653,020	6,185,237
Deferred income taxes	67,713	56,901
Other assets	415,913	383,187
Total assets	9,283,367	8,659,551
LIABILITIES AND EQUITY
Current
Accounts payable and accrued liabilities	316,157	369,081
Current portion of provisions and other financial liabilities	384,389	572,432
Redeemable non-controlling interests	640,816	—
Dividends payable	66,070	71,072
Client and trust funds payable	1,390,562	1,202,079
Income taxes payable	3,531	19,035
Current portion of long-term debt	400,513	444,486
Current portion of lease liabilities	21,929	20,216
Total current liabilities	3,223,967	2,698,401
Long-term debt	3,548,199	3,331,552
Provisions and other financial liabilities	185,066	379,641
Deferred income taxes	481,384	480,777
Lease liabilities	155,770	153,540
Total liabilities	7,594,386	7,043,911
Equity
Share capital	1,692,395	1,810,153
Contributed surplus	39,510	28,368
Deficit	(118,247)	(226,715)
Accumulated other comprehensive income (loss)	45,682	(23,289)
Total equity attributable to the shareholders of the Company	1,659,340	1,588,517
Non-controlling interests	29,641	27,123
Total equity	1,688,981	1,615,640
Total liabilities and equity	9,283,367	8,659,551

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STATEMENT OF CASH FLOWS
For the three-month period ended September 30
	2022	2021
[in thousands of Canadian dollars]	$	$
OPERATING ACTIVITIES (*)
Net income for the period	14,359	45,435
Add (deduct) items not involving cash
Other losses (gains)	(102)	931
Change in fair value of contingent consideration	22,466	61,423
Contingent consideration recorded as compensation 8	3,789	4,196
Recognition of vesting of redeemable non-controlling interests	907	—
Equity-based compensation	7,142	6,484
Amortization and depreciation	12,975	10,341
Amortization of intangible assets from acquisitions	27,725	16,420
Deferred income taxes	(24,413)	(10,072)
Cash provided by operating activities before net change in operating assets and liabilities	64,848	135,158
Net change in operating assets and liabilities	38,412	47,337
Cash provided by operating activities	103,260	182,495
INVESTING ACTIVITIES
Purchase of investments	(503)	(3,589)
Proceeds on sale of investments	903	1,215
Additions to capital assets	(4,061)	(1,123)
Decrease (increase) in other assets	42,829	(2,402)
Additions to intangibles	(2,449)	(3,888)
Cash paid to settle acquisition liabilities	(27,063)	(43,628)
Acquisitions, net of cash acquired	—	(134,375)
Cash provided by (used in) investing activities	9,656	(187,790)
FINANCING ACTIVITIES
Issuance of long-term debt	75,000	—
Repurchase of share capital	(79,422)	(99,100)
Payment of lease liabilities	(5,864)	(6,040)
Net distributions to non-controlling interest	(2,444)	(745)
Dividends paid to shareholders	(34,592)	(36,239)
Cash used in financing activities	(47,322)	(142,124)
Net increase (decrease) in cash and cash equivalents during the period	65,594	(147,419)
Cash and cash equivalents, beginning of period	154,844	801,338
Cash and cash equivalents, end of period	220,438	653,919
(*) Included in operating activities are the following:
Interest paid	12,919	10,887
Income taxes paid	70,687	39,215

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ASSETS UNDER MANAGEMENT AND NET FLOWS
[billions of dollars]	Quarters ended
	Sep. 30, 2022	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021
Beginning AUM	116.1	136.3	144.2	139.4	138.2
Gross inflows	4.9	4.8	4.9	5.2	5.1
Gross outflows	(4.8)	(8.7)	(6.6)	(5.5)	(4.5)
Net inflows/(outflows)	0.1	(3.9)	(1.6)	(0.3)	0.6
Acquisitions	—	—	—	—	—
Market moves and FX	(2.0)	(16.3)	(6.3)	5.2	0.6
Ending AUM	114.2	116.1	136.3	144.2	139.4
Proprietary AUM	30.4	30.8	34.5	36.2	34.7
Non-proprietary AUM	83.7	85.2	101.7	108.1	104.7
Average assets under management	119.1	125.4	138.2	143.0	141.1
Annualized organic growth	0.4%	(11.4) %	(4.6) %	(0.9) %	1.6%

Gross management fee/average AUM	1.30%	1.31%	1.30%	1.30%	1.31%
Net management fee/average AUM	0.88%	0.89%	0.88%	0.88%	0.88%

Net Inflows
Retail	0.6	(0.4)	(0.9)	0.1	0.7
Institutional	—	(3.2)	(0.3)	(0.3)	(0.1)
Closed business	(0.1)	(0.2)	(0.2)	(0.2)	(0.1)
Total Canada net inflows	0.5	(3.7)	(1.3)	(0.4)	0.4
Australia	(0.4)	(0.1)	(0.3)	0.1	0.2
Total net inflows/(outflows)	0.1	(3.9)	(1.6)	(0.3)	0.6

RETAIL (ex Closed Business)
[billions of dollars]	Quarters ended
	Sep. 30, 2022	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021
Beginning AUM	95.1	108.4	114.6	110.4	109.1
Net Flows	0.6	(0.4)	(0.9)	0.1	0.7
Market Move / FX	(1.7)	(12.9)	(5.3)	4.1	0.6
Acquisitions	___	___	___	___	0.2
Ending AUM	94.0	95.1	108.4	114.6	110.4
Average AUM	97.9	101.4	109.6	113.8	111.8

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INSTITUTIONAL
[billions of dollars]	Quarters ended
	Sep. 30, 2022	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021
Beginning AUM	8.4	12.7	13.3	13.0	13.0
Net Flows	0.0	(3.2)	(0.3)	0.3	(0.1)
Market Move / FX	(0.1)	(1.1)	(0.3)	0.6	0.1
Acquisitions	___	___	___	___	___
Ending AUM	8.3	8.4	12.7	13.3	13.0
Average AUM	8.6	10.2	12.9	13.2	13.3

AUSTRALIA
[billions of dollars]	Quarters ended
	Sep. 30, 2022	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021
Beginning AUM	5.1	6.6	7.3	7.0	6.9
Net Flows	(0.4)	(0.1)	(0.3)	0.1	0.1
Market Move / FX	0.0	(1.4)	(0.4)	0.2	0.0
Acquisitions	___	___	___	___	___
Ending AUM	4.7	5.1	6.6	7.3	7.0
Average AUM	4.9	5.8	7.0	7.1	7.0

CLOSED BUSINESS
[billions of dollars]	Quarters ended
	Sep. 30, 2022	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021
Beginning AUM	7.5	8.6	9.1	9.0	9.1
Net Flows	(0.1)	(0.2)	(0.2)	(0.2)	(0.2)
Market Move / FX	(0.1)	(0.9)	(0.3)	0.3	(0.0)
Acquisitions	___	___	___	___	___
Ending AUM	7.3	7.5	8.6	9.1	8.9
Average AUM	7.6	8.0	8.7	9.0	9.0

T: 416.364.1145 | 1.800.268.9374
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AUM BY ASSET CLASS
[billions of dollars]	Quarters ended
	Sep. 30, 2022	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021
Balanced	49.8	50.9	59.4	62.1	60.3
Equity	40.2	41.4	49.3	52.3	50.1
Fixed income	11.2	11.7	13.1	14.2	14.1
Alternatives	3.8	3.6	4.9	5.7	5.0
Cash/Other	4.5	3.4	3.0	2.7	2.8
Total Canada asset management	109.5	111.0	129.7	137.0	132.4
Australia	4.7	5.1	6.6	7.3	7.0
Total asset management segment	114.2	116.1	136.3	144.2	139.4

CANADA WEALTH MANAGEMENT CLIENT ASSETS
[billions of dollars]	Quarters ended
	Sep. 30, 2022	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021
Beginning client assets	74.1	79.0	80.6	76.9	75.5
Acquisitions	—	2.4	—	—	—
Net flows and market move	(0.2)	(7.2)	(1.7)	3.8	1.3
Ending client assets	74.0	74.1	79.0	80.6	76.9
Average client assets	76.0	77.7	79.0	78.9	77.0
Wealth management fees/average client assets	0.90%	0.91%	0.95%	0.93%	0.94%

U.S. WEALTH MANAGEMENT CLIENT ASSETS
[billions of dollars]	Quarters ended
	Sep. 30, 2022	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021
Beginning billable client assets	138.8	141.2	146.4	96.1	82.9
Acquisitions	—	7.1	1.1	49.3	10.1
Net flows and market move	6.2	(9.5)	(6.3)	1.0	3.1
Ending billable client assets	144.9	138.8	141.2	146.4	96.1
Non-billable client assets	4.9	4.8	4.6	4.9	0.9
Total client assets	149.8	143.5	145.8	151.3	97.0
Fees/beginning billable client assets	0.47%	0.48%	0.46%	0.50%	0.52%

T: 416.364.1145 | 1.800.268.9374
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NON-IFRS MEASURES

In an effort to provide additional information regarding our results as determined by IFRS, we also disclose certain non-IFRS information which we believe provides useful and meaningful information. Our management reviews these non-IFRS financial measurements when evaluating our financial performance and results of operations; therefore, we believe it is useful to provide information with respect to these non-IFRS measurements so as to share this perspective of management. Non-IFRS measurements do not have any standardized meaning, do not replace nor are superior to IFRS financial measurements and may not be comparable to similar measures presented by other companies. The non-IFRS financial measurements include:

•Adjusted net income and adjusted basic and diluted earnings per share
•Adjusted EBITDA and adjusted EBITDA margin
•Free cash flow
•Net debt.

These non-IFRS measurements exclude the following revenues and expenses which we believe allows investors a consistent way to analyze our financial performance, allows for better analysis of core operating income and business trends and permits comparisons of companies within the industry, normalizing for different financing methods and levels of taxation:

•gains or losses related to foreign currency fluctuations on our cash balances
•costs related to our acquisitions including:
oamortization of intangible assets
ochange in fair value of contingent consideration
orelated advisory fees
ocontingent consideration classified as compensation per IFRS
•restructuring charges including organizational expenses for the establishment of CIPW
•legal provisions for a class action related to market timing
•certain gains or losses in assets and investments
•costs related to issuing or retiring debt obligations
•expenses associated with CIPW redeemable units.

Further explanations of these Non-IFRS measures can be found in the “Non-IFRS Measures” section of Management’s Discussion and Analysis dated November 10, 2022 available on SEDAR at www.sedar.com or at www.cifinancial.com.

T: 416.364.1145 | 1.800.268.9374
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ADJUSTED NET INCOME AND ADJUSTED EARNINGS PER SHARE
[millions of dollars, except per share amounts]	Quarters ended
	Sep. 30, 2022	Jun. 30, 2022	Sep. 30, 2021
Net Income	14.4	158.3	45.4
Amortization of intangible assets from acquisitions	27.7	27.4	16.8
Change in fair value of contingent consideration	22.5	(75.0)	61.4
Contingent consideration recorded as compensation	3.8	0.7	4.2
Non-controlling interest reclassification	1.0	0.9	—
CIPW adjustments	11.5	3.1	—
FX (gains)/losses	73.9	32.9	50.3
Transaction, integration, restructuring and legal	13.1	4.6	3.9
Other (gains)/losses	—	(1.2)	—
Trading and bad debt	8.0	—	—
Total adjustments[1]	161.5	(6.7)	136.6
Tax effect of adjustments	(27.8)	5.6	(21.2)
Less: Non-controlling interest	12.1	8.1	1.6
Adjusted net income	135.9	149.1	159.2
Adjusted earnings per share	0.73	0.78	0.80
Adjusted diluted earnings per share	0.73	0.78	0.79

1.Adjustment effects on income statement line items: bond redemption costs are included in other expense, CIPW adjustments and contingent consideration recorded as compensation are included in SG&A, amortization of intangible assets from acquisitions, change in fair value of contingent consideration, FX (gains)/losses, other (gains)/losses, and bond redemption costs are included in the line items of the same description.

T: 416.364.1145 | 1.800.268.9374
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EBITDA, ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN
[millions of dollars, except per share amounts]	Quarters ended
	Sep. 30, 2022	Jun. 30, 2022	Sep. 30, 2021
Pretax income	37.8	219.0	82.4
Amortization of intangible assets from acquisitions	27.7	27.4	16.9
Depreciation and other amortization	13.0	11.9	10.3
Interest and lease finance expense	38.6	36.2	31.6
EBITDA	117.1	294.6	141.3
Change in fair value of contingent consideration	22.5	(75.0)	61.4
Contingent consideration recorded as compensation	3.8	0.7	4.2
Non-controlling interest reclassification	1.0	0.9	—
CIPW adjustments	11.5	3.1	—
FX (gains)/losses	73.9	32.9	50.3
Transaction, integration, restructuring and legal	13.1	4.6	3.9
Other (gains)/losses	—	(1.2)	—
Trading and bad debt	8.0	—	—
Total adjustments	133.8	(34.1)	119.8
Non-controlling interest	13.4	9.5	3.0
Adjusted EBITDA	237.5	251.0	258.1

Reported net revenue	513.6	566.7	517.9
Less: FX gains/(losses)	(73.9)	(32.9)	(50.3)
Less: Non-Operating Other gains/(losses)	—	1.2	—
Less: NCI revenues	35.1	34.8	19.4
Adjusted net revenue	552.4	563.5	548.7
Adjusted EBITDA margin	43.0%	44.5%	47.0%

T: 416.364.1145 | 1.800.268.9374
15 York Street, Second Floor, Toronto, Canada M5J 0A3 | cifinancial.com

FREE CASH FLOW
[millions of dollars]	Quarters ended
	Sep. 30, 2022	Jun. 30, 2022	Sep. 30, 2021
Cash provided by operating activities	103.3	164.1	182.5
Net change in operating assets and liabilities	38.4	22.9	47.3
Operating cash flow before the change in operating assets and liabilities	64.8	141.2	135.2
FX (gains)/losses	73.9	32.9	50.3
Transaction, integration, restructuring and legal	13.1	4.6	3.9
Trading and bad debt	8.0	—	—
Total adjustments	95.0	37.5	54.2
Tax effect (recovery) of adjustments	(14.1)	(5.7)	(5.9)
Less: Non-controlling interest	(5.8)	(3.4)	2.6
Free cash flow	151.5	176.4	180.9

NET DEBT
	Quarters ended
[millions of dollars]	Sep. 30, 2022	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021
Current portion of long-term debt	400.5	314.6	225.3	444.5	74.2
Long-term debt	3,548.2	3,373.5	3,304.7	3,331.6	3,334.2
	3,948.7	3,688.1	3,530.0	3,776.0	3,408.4
Less:
Cash and short-term investments	220.4	154.8	186.1	230.8	653.9
Marketable securities	17.8	18.1	20.3	116.9	122.5
Add:
Regulatory capital and non-controlling interests	19.9	22.4	28.8	25.0	23.1
Net Debt	3,730.3	3,537.5	3,352.4	3,453.4	2,655.1

Adjusted EBITDA	237.5	251.0	272.9	277.2	258.1
Adjusted EBITDA, annualized	942.1	1,006.9	1,106.6	1,099.8	1,024.1
Gross leverage (Gross debt/Annualized adjusted EBITDA)	4.2	3.7	3.2	3.4	3.3
Net leverage (Net debt/Annualized adjusted EBITDA)	4.0	3.5	3.0	3.1	2.6

T: 416.364.1145 | 1.800.268.9374
15 York Street, Second Floor, Toronto, Canada M5J 0A3 | cifinancial.com

SUMMARY OF QUARTERLY RESULTS
[millions of dollars, except per share amounts]	IFRS Results					Adjusted Results
	For the quarters ended					For the quarters ended
	Sep. 30, 2022	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Sep. 30, 2022	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021
Revenues
Asset management fees	386.7	404.3	437.6	464.9	460.9	386.7	404.3	437.6	464.9	460.9
Trailer fees and deferred sales commissions	(119.2)	(124.0)	(135.3)	(143.6)	(143.4)	(119.2)	(124.0)	(135.3)	(143.6)	(143.4)
Net asset management fees	267.5	280.3	302.3	321.3	317.5	267.5	280.3	302.3	321.3	317.5
Canada wealth management fees	129.2	130.1	138.2	134.9	132.5	129.2	130.1	138.2	134.9	132.5
U.S. wealth management fees	164.1	168.9	164.5	120.9	108.1	164.1	168.9	164.5	120.9	108.1
Other revenues	26.6	21.2	21.6	27.3	11.2	26.6	21.2	21.6	27.3	11.2
FX gains/(losses)	(73.9)	(32.9)	11.5	3.1	(50.3)	—	—	—	—	—
Other gains/(losses)	0.1	(1.1)	(4.4)	11.9	(1.1)	0.1	(2.3)	(4.4)	(4.9)	(1.1)
Total net revenues	513.6	566.7	633.8	619.3	517.9	587.5	598.3	622.3	599.4	568.2
Expenses
Selling, general & administrative	245.6	238.0	259.3	214.6	201.9	230.3	234.2	227.9	212.5	197.7
Advisor and dealer fees	98.3	99.7	106.9	104.8	103.4	98.3	99.7	106.9	104.8	103.4
Other	17.1	4.7	3.6	5.7	6.5	8.1	3.8	2.7	5.7	6.5
Interest and lease finance expense	38.6	36.2	35.9	32.5	31.6	38.6	36.2	35.9	32.5	31.6
Depreciation and other amortization	13.0	11.9	11.4	10.9	10.3	13.0	11.9	11.4	10.4	10.0
Amortization of intangible assets from acquisitions	27.7	27.4	24.1	18.2	16.4	—	—	—	—	—
Transaction, integration, restructuring and legal	13.1	4.6	3.8	13.6	3.9	—	—	—	—	—
Change in fair value of contingent consideration	22.5	(75.0)	3.1	43.9	61.4	—	—	—	—	—
Total expenses	475.8	347.7	448.0	444.2	435.5	388.2	386.0	384.8	365.9	349.2
Pretax income	37.8	219.0	185.8	175.1	82.4	199.3	212.3	237.5	233.4	219.0
Income tax expense	23.5	60.7	48.3	51.3	37.0	51.3	55.1	59.7	62.5	58.1
Net income	14.4	158.3	137.5	123.7	45.4	148.1	157.2	177.8	171.0	160.9
Non-controlling interest	(0.5)	2.1	(0.6)	—	1.6	12.1	8.1	10.9	—	1.6
Net income attributable to shareholders	14.9	156.2	138.1	123.7	43.8	135.9	149.1	166.8	171.0	159.2
Basic earnings per share	0.08	0.82	0.70	0.63	0.22	0.73	0.78	0.85	0.87	0.80
Diluted earnings per share	0.08	0.81	0.70	0.62	0.22	0.73	0.78	0.85	0.86	0.79

T: 416.364.1145 | 1.800.268.9374
15 York Street, Second Floor, Toronto, Canada M5J 0A3 | cifinancial.com

RESULTS OF OPERATIONS - ASSET MANAGEMENT SEGMENT
[millions of dollars, except per share amounts]	IFRS Results					Adjusted Results
	For the quarters ended					For the quarters ended
	Sep. 30, 2022	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Sep. 30, 2022	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021
Revenues
Asset management fees	390.9	408.9	442.5	469.6	465.6	390.9	408.9	442.5	469.6	465.6
Trailer fees and deferred sales commissions	(126.8)	(131.9)	(143.9)	(152.6)	(152.4)	(126.8)	(131.9)	(143.9)	(152.6)	(152.4)
Net asset management fees	264.1	277.0	298.6	316.9	313.2	264.1	277.0	298.6	316.9	313.2
Canada wealth management fees	—	—	—	—	—	—	—	—	—	—
US wealth and asset management fees	—	—	—	—	—	—	—	—	—	—
Other revenues	6.6	5.6	10.2	19.9	3.2	6.6	5.6	10.2	19.9	3.2
FX gains/(losses)	(74.4)	(32.8)	11.4	(1.4)	(19.0)	—	—	—	—	—
Other gains/(losses)	0.1	(1.1)	(4.4)	12.0	(1.1)	0.1	(2.3)	(4.4)	(4.8)	(1.1)
Total net revenues	196.4	248.7	315.8	347.5	296.3	270.7	280.2	304.4	332.1	315.3
Expenses
Selling, general & administrative	98.7	97.3	96.8	108.7	109.6	98.7	97.3	96.8	108.7	109.6
Advisor and dealer fees	—	—	—	—	—	—	—	—	—	—
Other	7.2	—	—	(0.5)	1.6	—	—	—	(0.5)	1.6
Interest and lease finance expense	1.0	1.0	1.0	0.5	0.5	1.0	1.0	1.0	0.5	0.5
Depreciation and other amortization	5.0	5.0	5.0	5.4	5.5	5.0	5.0	5.0	5.4	5.5
Amortization of intangible assets from acquisitions	0.6	0.6	0.6	0.6	0.6	—	—	—	—	—
Transaction, integration, restructuring and legal	2.6	2.3	(0.9)	10.4	0.4	—	—	—	—	—
Change in fair value of contingent consideration	3.2	(3.9)	4.0	14.2	1.9	—	—	—	—	—
Total expenses	118.2	102.3	106.5	139.3	120.2	104.6	103.3	102.8	114.1	117.2
Pretax income	78.2	146.4	209.3	208.1	176.1	166.1	176.9	201.6	218.0	198.1

Non-IFRS adjustments
Pretax income	78.2	146.4	209.3	208.1	176.1	166.1	176.9	201.6	218.0	198.1
Amortization of intangible assets from acquisitions	0.6	0.6	0.6	0.6	0.6	—	—	—	—	—
Depreciation and other amortization	5.0	5.0	5.0	5.4	5.5	5.0	5.0	5.0	5.4	5.5
Interest and lease finance expense	1.0	1.0	1.0	0.5	0.5	1.0	1.0	1.0	0.5	0.5
EBITDA	84.7	153.0	215.9	214.7	182.7	172.1	183.0	207.6	223.9	204.1
Change in fair value of contingent consideration	3.2	(3.9)	4.0	14.2	1.9	—	—	—	—	—
FX (gains)/losses	74.4	32.8	(11.4)	1.4	19.0	—	—	—	—	—
Transaction, integration, restructuring and legal	2.6	2.3	(0.9)	10.4	0.4	—	—	—	—	—
Other (gains)/losses	—	(1.2)	—	(16.8)	—	—	—	—	—	—
Total adjustments	87.3	30.0	(8.3)	9.2	21.4	—	—	—	—	—
Less: Non-controlling interest	0.1	0.3	0.4	0.1	0.5	0.1	0.3	0.4	0.1	0.5
Adjusted EBITDA	172.0	182.7	207.2	223.8	203.6	172.0	182.7	207.2	223.8	203.6

T: 416.364.1145 | 1.800.268.9374
15 York Street, Second Floor, Toronto, Canada M5J 0A3 | cifinancial.com

RESULTS OF OPERATIONS - CANADA WEALTH MANAGEMENT SEGMENT
[millions of dollars, except per share amounts]	IFRS Results					Adjusted Results
	For the quarters ended					For the quarters ended
	Sep. 30, 2022	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Sep. 30, 2022	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021
Revenues
Canada wealth management fees	171.7	175.6	185.7	184.3	181.7	171.7	175.6	185.7	184.3	181.7
Other revenues	25.5	21.3	17.1	16.0	14.8	25.5	21.3	17.1	16.0	14.8
FX gains/(losses)	0.5	—	0.1	0.8	0.7	—	—	—	—	—
Other gains/(losses)	—	—	—	(0.1)	—	—	—	—	(0.1)	—
Total net revenues	197.7	196.9	202.9	201.1	197.2	197.2	196.9	202.8	200.3	196.5
Expenses
Selling, general & administrative	43.8	44.0	41.1	39.9	37.8	43.6	43.9	41.1	39.9	37.8
Advisor and dealer fees	132.4	135.9	145.6	145.2	143.5	132.4	135.9	145.6	145.2	143.5
Other	8.2	4.0	3.2	3.2	1.8	6.3	3.2	2.4	3.2	1.8
Interest and lease finance expense	—	(0.1)	0.2	0.2	0.2	—	(0.1)	0.2	0.2	0.2
Depreciation and other amortization	3.2	2.8	2.5	2.3	2.4	3.2	2.8	2.5	2.3	2.4
Amortization of intangible assets from acquisitions	2.1	2.1	1.6	1.5	1.7	—	—	—	—	—
Transaction, integration, restructuring and legal	0.3	0.4	0.8	0.1	0.1	—	—	—	—	—
Change in fair value of contingent consideration	(0.7)	(0.6)	—	—	—	—	—	—	—	—
Total expenses	189.3	188.5	195.0	192.6	187.5	185.6	185.6	191.7	191.0	185.7
Pretax income	8.4	8.4	7.9	8.5	9.7	11.6	11.4	11.1	9.3	10.8

Non-IFRS adjustments
Pretax income	8.4	8.4	7.9	8.5	9.7	11.6	11.4	11.1	9.3	10.8
Amortization of intangible assets from acquisitions	2.1	2.1	1.6	1.6	1.8	—	—	—	0.1	0.1
Depreciation and other amortization	3.2	2.8	2.5	2.3	2.4	3.2	2.8	2.5	2.3	2.4
Interest and lease finance expense	—	(0.1)	0.2	0.2	0.2	—	(0.1)	0.2	0.2	0.2
EBITDA	13.7	13.1	12.1	12.6	14.0	14.9	14.0	13.8	11.9	13.5
Change in fair value of contingent consideration	(0.7)	(0.6)	—	—	—	—	—	—	—	—
Contingent consideration recorded as compensation (included in SG&A)	0.1	0.1	—	—	—	—	—	—	—	—
CIPW adjustments (included in SG&A)	0.1	0.1	—	—	—	—	—	—	—	—
FX (gains)/losses	(0.5)	—	(0.1)	(0.8)	(0.7)	—	—	—	—	—
Transaction, integration, restructuring and legal	0.3	0.4	0.8	0.1	0.1	—	—	—	—	—
NCI reclassification (included in Other)	1.0	0.9	0.9	—	—	—	—	—	—	—
Total adjustments	1.2	0.8	1.6	(0.7)	(0.6)	—	—	—	—	—
Less: Non-controlling interest	1.2	1.0	0.9	(1.5)	0.7	1.2	1.0	0.9	(1.5)	0.7
Adjusted EBITDA	13.7	13.0	12.9	13.5	12.8	13.7	13.0	12.9	13.5	12.8

T: 416.364.1145 | 1.800.268.9374
15 York Street, Second Floor, Toronto, Canada M5J 0A3 | cifinancial.com

RESULTS OF OPERATIONS - U.S. WEALTH MANAGEMENT SEGMENT
[millions of dollars, except per share amounts]	IFRS Results					Adjusted Results
	For the quarters ended					For the quarters ended
	Sep. 30, 2022	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Sep. 30, 2022	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021
Revenues
U.S. wealth management fees	164.1	168.9	164.5	120.9	108.1	164.1	168.9	164.5	120.9	108.1
Other revenues	4.2	4.5	4.8	1.3	2.6	4.2	4.5	4.8	1.3	2.6
FX gains/(losses)	—	—	—	3.7	(31.9)	—	—	—	—	—
Total net revenues	168.2	173.4	169.2	125.9	78.8	168.3	173.5	169.2	122.2	110.7
Expenses
Selling, general & administrative	117.7	112.8	136.9	80.8	68.8	102.6	109.2	105.5	78.7	64.6
Other	1.8	0.7	0.4	2.9	3.1	1.8	0.7	0.4	2.9	3.1
Interest and lease finance expense	0.7	0.6	0.5	0.4	0.4	0.7	0.6	0.5	0.4	0.4
Depreciation and other amortization	4.8	4.1	3.9	3.1	2.5	4.8	4.1	3.9	3.1	2.5
Amortization of intangible assets from acquisitions	25.0	24.7	21.9	16.1	14.1	—	—	—	—	—
Transaction, integration, restructuring and legal	10.2	2.0	3.9	3.1	3.4	—	—	—	—	—
Change in fair value of contingent consideration	20.0	(70.5)	(0.9)	29.7	59.5	—	—	—	—	—
Total expenses	180.1	74.4	166.5	136.1	151.7	109.8	114.6	110.3	85.2	70.5
Pretax income	(11.9)	99.0	2.7	(10.2)	(72.9)	58.4	58.9	59.0	37.0	40.2

Non-IFRS adjustments
Pretax income	(11.9)	99.0	2.7	(10.2)	(72.9)	58.4	58.9	59.0	37.0	40.2
Amortization of intangible assets from acquisitions	25.0	24.7	21.9	16.5	14.4	—	—	—	0.5	0.3
Depreciation and other amortization	4.8	4.1	3.9	3.1	2.5	4.8	4.1	3.9	3.1	2.5
Interest and lease finance expense	0.7	0.6	0.5	0.4	0.4	0.7	0.6	0.5	0.4	0.4
EBITDA	18.6	128.4	29.1	9.9	(55.6)	63.9	63.5	63.4	41.0	43.4
Change in fair value of contingent consideration	20.0	(70.5)	(0.9)	29.7	59.5	—	—	—	—	—
Contingent consideration recorded as compensation (included in SG&A)	3.7	0.6	18.2	2.1	4.2	—	—	—	—	—
CIPW adjustments (included in SG&A)	11.4	3.0	13.2	—	—	—	—	—	—	—
FX (gains)/losses	—	—	—	(3.7)	31.9	—	—	—	—	—
Transaction, integration, restructuring and legal	10.2	2.0	3.9	3.1	3.4	—	—	—	—	—
Total adjustments	45.3	(64.9)	34.3	31.1	99.0	—	—	—	—	—
Less: Non-controlling interest	12.1	8.2	10.9	1.0	1.7	12.1	8.2	10.9	1.0	1.7
Adjusted EBITDA	51.8	55.4	52.5	40.0	41.7	51.8	55.4	52.5	40.0	41.7

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